EXHIBIT 11

          DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES
                FOR POLICIES PURSUANT TO RULE 6E-3(T)(B)(12)(III)

This document sets forth the administrative procedures that will be followed by Security Life of Denver ("Security Life") in connection with the issuance of certain of its Corporate Benefits flexible premium variable universal life insurance policies (the "policies") issued through Security Life Separate Account L1 (the "Separate Account"), the transfer of assets held under the policies, and the redemption of interests in policies for use on multi-life basis when the insured people share a common employment or business relationship.


I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

     A.  Offering of the Policy

         The policy is offered only to corporate entities or qualifying groups of individual owners ("owners") who satisfy certain suitability standards. The policy may be purchased to acquire insurance on the life of a person (an "insured") in whom the owner has an insurable interest. Security Life requires satisfactory evidence of the insured's insurability, which may include a medical examination of the insured. The available issue ages are 15 through 85. Age is determined on the insured's age as of the birthday nearest the policy date.

         This policy is available only to groups of ten or more insured people. Generally, we require a minimum total group first year premium of at least $250,000. However, depending on underwriting circumstances, we may reduce the minimum total group first year premium. We generally require a minimum target death benefit of $50,000 per policy. We may reduce the minimum target death benefit if the average target death benefit at policy issuance for the group is at least $50,000.

         Acceptance of an application depends on Security Life's underwriting rules, and Security Life reserves the right to reject an application for any reason.

         If a policy has more than one owner (joint owners), then any transaction under the policy except for telephone transfers of account value will require the authorization of all owners.

     B.  Cost of Insurance Charges Structure, Payments and Underwriting
         Standards

         Security Life places the insured in a premium class when the policy is issued, based on Security Life's underwriting of the application. This original premium class applies to the initial stated death benefit.


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         The current cost of insurance charge rate for a policy is based on the age at issue, sex, and premium class of the insured, and on the policy year, and therefore varies from time to time. Security Life currently places insureds in the following premium classes, based on underwriting: Standard Tobacco (ages 0-85); and Standard Non-tobacco (ages 20-85). Insureds may also be placed in a substandard rate class, which involves a higher mortality risk that the standard tobacco or standard non-tobacco classes.

         Security Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance premiums set forth in the policies. The guaranteed cost of insurance rate for standard classes are based on the 1980 Commissioners' Standard ordinary mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Premiums (1980 CSO Tables). The guaranteed cost of insurance rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

         Security Life's current cost of insurance may be less than the guaranteed cost of insurance that is set forth in the policy. Current cost of insurance rates will be determined based on Security Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time.

         Cost of insurance rates (whether guaranteed or current) for an insured in a standard non-tobacco class are equal to or lower than guaranteed cost of insurance for an insured of the same age and sex in a standard tobacco class. Cost of insurance rates (whether guaranteed or current) for an insured in a standard non-tobacco or tobacco class are generally lower than guaranteed cost of insurance for an insured of the same age and sex and tobacco status in a substandard class.

         The cost of insurance for the policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actually determined, reflecting factors such as age, sex, health, and underwriting method. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing higher risks. Although there will be no uniform cost of insurance charges for all insureds for a given stated death benefit there will be a uniform cost of insurance charge for all insureds of the same issue age, sex, policy duration and underwriting classification.

         If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental and/or rider benefits, and if the misstatement becomes known during the lifetime of the insured, then policy values will be adjusted to those based on the correct monthly deductions (reflecting the correct age or sex) since the policy date. If the policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun on such date, and notification will be sent to the owner at least 61 days prior to the end of the grace period. See "Policy Termination and Grace Period," below.


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         The policy provides coverage on an insured named under the policy and a
         Death Benefit payable upon the death of the insured. The policy will remain in force as long as the policy's cash surrender value is sufficient to cover the charges due.

         On or after one year from the policy date, the owner may request a reduction in the stated death benefit, by notice to Security Life, subject to the following rules. If a change in the stated death benefit would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the policy as a life insurance contract, Security Life will refund promptly to the owner the amount of such excess above the premium limitations.

         The minimum amount of any decrease in stated death benefit is $1,000, and any decrease in stated death benefit will become effective on the monthly date next following the date that notice requesting the decrease is received and approved by Security Life. Security Life reserves the right to decline a requested decrease in the stated death benefit if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to the owner would have to be made from the accumulated value for compliance with the guideline premium limitations, and the amount of such payments would exceed the cash surrender value under the policy.

         At any time after issue the owner may request an increase in the stated death benefit; any increase in the stated death benefit must be at least $1,000 (unless the increase is effected pursuant to a rider providing for automatic increases in stated death benefit), and an application must be submitted. Any increase that is not guaranteed by rider will require satisfactory evidence of insurability and must meet Security Life's underwriting rules. The increase in stated death benefit will become effective on the monthly date next following the date the request for the increase is received and approved, and the account value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in stated death benefit.

         Security Life will determine a cost of insurance rate for each increase in coverage based on the age of the insured at the time of the increase. The following rules will apply for purposes of determining the risk amount for each rate.

         When an increase in stated death benefit is requested, Security Life conducts underwriting before approving the increase (except as noted below) to determine whether a different premium class will apply to the increase. If the premium class for the increase has lower cost of insurance rates than the original premium class, then the premium class for the increase will also be applied to the initial stated death benefit. If the premium class for the increase has higher cost of insurance rates than the original premium class, the premium class for the increase will apply only to the increase in stated death benefit, and the original premium class will continue to apply to the initial stated death benefit.

         For the purposes of determining the risk amount associated with a stated death benefit, Security Life will attribute the total net amount at risk for the total stated death benefit. If there is a

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         decrease in stated death benefit after an increase, the decrease is applied to each stated death benefit in the same proportion that it bears to the total stated death benefit, unless state law requires otherwise.

         The policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for their insured resident, Security Life will comply.

     C.  Application and Payment Processing

         To purchase a policy, an application must be completed and submitted through an authorized Security Life agent. An owner's policy coverage will become effective on the policy date which may be specified on the application.

         The issue date is the date that Security Life has completed the review of the application and underwriting and has printed the policy for mailing and delivery to the Registered Representative to deliver to the Policyowner. The initial premium does not have to be received for issuance to occur.

         The Policy Date is the date used to determine the monthly processing date, coverage effective date and policy anniversaries. This date may be the same as the issue and investment date but can also be a date requested by the Policyowner. The Policy Date is not generally determined by the receipt of the initial premium.

         The Investment Date is the date that Security Life applies funds to the Policy. It is determined by the next valuation date following the date that we have received the initial premium, approved the policy for issue and have received all issue requirements. It is generally the same date as the policy and issue date.

         As provided for under state insurance law, the owner, to preserve insurance age, may be permitted to backdate the policy. In no case may the policy date be more than six months prior to the date the application was completed. Charges for the monthly deduction for the backdated period are deducted on the issue date. Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with Security Life's underwriting rules, temporary life insurance coverage may not exceed $3,000,000 and will not remain in effect for more than ninety
         (90) days.

         The initial net premium will be credited to the policy on the issue date if all outstanding delivery requirements are satisfied. For backdated policies, the initial net premium will be credited on the issue date. Planned periodic premiums and unscheduled premiums that are not underwritten will be credited to the policy and the net premiums will be invested to the requested divisions on the valuation date they are received by the home office. If an additional premium payment is rejected, Security Life will return the premium payment promptly, without any adjustment for investment experience.

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         The policy date is the date from which policy months, years, and anniversaries are measured. A policy month is each one-month period beginning with a monthly date and ending with the day immediately preceding the next following monthly date. The monthly date is the same day as the policy date for each succeeding month. The monthly deduction is deducted on each monthly date.

         A policy year is each period of twelve months commencing with the policy date and ending immediately preceding the first annual date, or any following year commencing with an annual date and ending immediately preceding the next annual date. The annual date is the same day in each policy year as the policy date.

         The issue date, if the same as the policy date, is the date from which the suicide and contestable periods start. It is shown in the policy, and is the date that the policy is issued.

     D.  Allocation of Net Premiums

         On the investment date, the account value is equal to the initial net premium credited (initial premium payment less the premium expense charge), less any monthly deductions made as the policy date up to six months for backdated policies. On each investment date thereafter, the account value is the sum of the variable account, the guaranteed interest division, and the loan account. The account value will vary to reflect the performance of the subdivisions to which amounts have been allocated, interest credited on amounts allocated to the guaranteed interest division, interest credited on amounts in the loan account, charges, transfers, partial cash surrenders, loans and loan repayments. The net account value is cash value minus any outstanding policy debt.

         When applying for a policy, the owner selects a plan for paying level premium payments at specified intervals, e.g., quarterly, semi-annually or annually, until the maturity date. If the owner elects, Security Life will also arrange for payment of planned period premiums on a monthly basis under a pre-authorized payment arrangement. The owner is not required to pay premium payments in accordance with these plans; rather, the owner can pay more or less than planned or skip a planned periodic premium entirely. Currently, there is no minimum amount for each premium. Security Life may establish a minimum amount 90 days after Security Life sends the owner a written notice of such increase. Subject to certain limits (described below), the owner can change the amount and frequency of planned periodic premiums whenever the owner wishes by sending notice to the home office. However, Security Life reserves the right to limit the amount of a premium payment or the total premium payments paid.

         In the application, the owner specifies the percentage of net premium to be allocated to each investment option including the guaranteed interest division (G.I.D.). Net premiums will generally be allocated to the investment options on the valuation date that Security Life receives them in accordance with the allocations specified in the application or subsequent notice.

         State guidelines regarding the allocation of the net initial premium varies as does the length of time for free look. Some states mandate that if an owner exercises his/her free look right he/she

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         is entitled to a full premium refund (Premium refund states). In these instances Security Life allocates the funds to the money market investment option. Other states mandate that should the owner exercise his/her free look option he/she is entitled to receive the value of the fund allocations plus the policy charges deducted (valuation states). In these instances Security Life allocates the net initial premium to the divisions elected on the application during the free look period but after the 5 day deemed delivery date.

         The net premium allocation percentages specified in the application will apply to subsequent premium payments until the owner changes the percentages. The minimum allocation percentage that an owner may specify for an investment option or the guaranteed account is 1%, and allocation percentages must be whole numbers. The sum of allocations must equal 100%. Security Life reserves the right to limit the number of investment options (18) to which account value may be allocated. An owner can change the allocation percentages at any time, subject to the rules below, by sending notice to the home office or if telephone privileges are in effect, the request can be received by phone. The change will apply to all premium payments received with or after receipt of the owner's notice.

     E.  Exchange Program

         Security Life may offer an exchange program for designated inforce policies to be exchanged to a Corporate Benefits Variable Universal Life policy. Evidence of insurability will not be required if there is not a request for a death benefit increase. Policies eligible for this exchange will be limited to Strategic Advantage II policies issued after December 1, 1999 through April 30, 2000, to policyowners who otherwise qualify to purchase the Corporate Benefits Variable Universal Life policy.

     F.  Additional Payment

         Additional unscheduled premium payments can be made at any time while the policy is in force. Premium payments after the initial premium payment must be made to the home office.

         Security Life has the right to limit the number and amount of such premium payments. Total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. Security Life will promptly refund any portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.

         Security Life reserves the right to reject any requested increase in planned periodic premiums, or any unscheduled premium. Security Life also reserves the right to require satisfactory evidence of insurability prior to accepting any premium which increases the risk amount of the policy. No premium payment will be accepted after the maturity date.

         The owner may specify that a specific unscheduled premium payment is to be applied as a repayment of a policy loan, if any.


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         The payment of premiums may cause a policy to be a modified endowment contract under the Internal Revenue Code. If acceptance of a premium paid would, in Security Life's view, cause the policy to become a Modified Endowment Contract, then to the extent feasible Security Life will not accept that portion of the premium that would cause the policy to become a Modified Endowment Contract unless the owner confirms in writing the owner's intent to convert the policy to a Modified Endowment Contract. Security Life may return that portion of the payment pending receipt of instructions from the owner.

     G.  Policy Termination and Grace Period

         The policy terminates at the earliest of the end of the grace period, the surrender of the policy by the owner or the fulfillment of Security Life's obligations under the policy (i.e., payment of the death benefit proceeds).

         If the cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date the policy will be in default. In addition, if on a monthly date the cash value less any policy loan exceeds the amount of the monthly deduction due for the following policy month, the policy will be in default. An owner, and any assignee of record, will be sent notice of the default.

         If a policy goes into default, the owner will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period and for a period of two additional months or a sufficient amount to avoid termination of the policy due to excessive loans. Security Life will send notice of the amount required to be paid during the grace period ("grace period premium payment") to the owner's last known address and the address of any assignee of record. The grace period will begin when the notice is sent. An owner's policy will remain in effect during the grace period. If the insured should die during the grace period and before the grace period premium payment is paid, the death benefit proceeds will still be payable to the beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the insured's death (and for any policy debt). If the grace period premium payment has not been paid before the grace period ends, the policy will lapse. It will have no value and no benefits will be payable.

         The maturity date is the date when insurance coverage under the policy terminates and maturity benefit is paid. It is generally the insured's 100th birthday, and is shown in the policy. The maturity benefit is equal to the cash surrender value on the maturity date.

     H.  Reinstatement of a Policy Terminated for Insufficient Values

         The policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including the payment of a necessary premium payment and submission of satisfactory evidence of insurability.

     I.  Repayment of a Loan


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         An owner may repay all or part of a policy loan at any time while the insured is living and the policy is in force. Loan repayments must be sent to the home office and will be credited as of the date received. The owner may instruct Security Life that a specific unscheduled premium payment is to be applied as a loan repayment. When a loan repayment is made, account value in the loan account in an amount equivalent to the repayment is transferred from the loan account to the investments options according to the owner's current net premium allocation instructions.

     J.  Policy Riders

         Rider benefits may be available and may be added to the policy. Monthly charges for the rider will be deducted from the account value as part of the monthly deductions. The rider benefits available provide fixed benefits that do not vary with the investment experience of the separate account. The only rider available is the Adjustable Term Insurance Rider.

         Additional rules and limits apply to these rider benefits and are set forth in the rider.


II.  TRANSFERS AMONG INVESTMENT OPTIONS

     Several investment options of the Separate Account are available for allocation of net premiums paid under the policy, subject to certain limitations set forth in the policy. Each invests its assets in shares or units of an underlying portfolio. Currently available investment options invest in portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II, the GCG Trust, INVESCO Variable Investment Funds, Inc., Neuberger Berman Advisors Management Trust, Van Eck Worldwide Insurance Trust. All Funds are registered under the Investment Company Act of 1940 as an open-end management investment company. Additional funds may be made available in the future.

     After the free-look period and prior to the maturity date, the owner may transfer all or part of the account value (except loan amounts) from the investment options to other investment options or to the guaranteed interest division; or transfer a part of an amount in the guaranteed interest to the investment options, subject to the following restrictions. The minimum transfer amount is the lesser of $100 or the entire amount in that investment option or the guaranteed interest. A transfer request that would reduce the amount in an investment option or the guaranteed interest division below $100 will be treated as a transfer request for the entire amount in that investment option or the guaranteed interest division. With the exception of the Right to Exchange (described below), Security Life reserves the right to limit the number or frequency of transfers permitted in the future.

     Security Life will make the transfer as of the end of the valuation period during which such transfer is requested and received by Security Life. Currently, there is a 12 free transfer limit on the number of transfers that can be made between investment options or to the guaranteed interest division. Currently, Security Life assesses a transfer charge of $10 for each transfer during a policy year in excess of the first twelve transfers. The transfer charge will be deducted from the investment option from which the requested transfer is being made, on a pro-rata basis.


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     Telephone transfers will be based upon instructions given by telephone, provided the appropriate authorization has been provided to Security Life. Security Life reserves the right to suspend telephone transfer privileges at any time, for any reason, if Security Life deems such suspension to be in the best interests of owners.

     During the first twenty-four policy months following the issue date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, the owner may exercise a one-time Right to Exchange by requesting that all or a portion of the variable account be transferred to the guaranteed interest division. Exercise of the Right to Exchange is not subject to the transfer charge. Following the exercise of the Right to Exchange, net premiums may not be allocated to the subdivisions of the variable account, and transfers of account value to the subdivisions will not be permitted. The other terms and conditions of the policy will continue to apply.

     Transfers may also be effected pursuant to the dollar cost averaging or auto rebalancing feature as may be elected by the owner from time to time and as described in the current prospectus.


III.     REDEMPTION PROCEDURES, SURRENDER AND RELATED TRANSACTIONS

     A.  Surrender for Cash Surrender Value

         An owner may surrender the policy at any time for its cash surrender value by submitting notice to the home office. Security Life may require return of the policy. A surrender charge may apply. A surrender request will be processed as of the valuation date the surrender notice and all required documents are received. Payment will be made within seven calendar days. An owner's policy will terminate and cease to be in force if it is surrendered. It cannot later be reinstated.

     B.  Death Claims

         The death benefit proceeds are equal to the sum of the base death benefit for each coverage segment under the death benefit option selected, calculated on the date of the insured's death, plus any rider benefits, minus any outstanding policy loan including accrued but unpaid interest, minus any unpaid monthly deductions incurred prior to the date of death. If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental and/or rider benefits, and if the misstatement becomes known after the death of the insured, then the death benefit under the policy or such supplemental and/or rider benefits will be that which the cost of insurance charge which was deducted from the account value on the last monthly processing date prior to the death of the insured would have purchased for the correct sex and age.

         Security Life will pay interest at the rate declared by us or at a higher rate required by law.


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         Security Life will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its Home Office of due proof of death of the insured and all other requirements necessary to make payment. If the payment of the death benefit of a policy is contested, payment of proceeds may be delayed.

         The Death Benefit payable depends on the death benefit option in effect on the date of death. Subject to certain conditions, owners may change the death benefit option. Under Option 1, the death benefit is the greater of the specified amount, which includes the account value or the Applicable Percentage of account value on the date of the insured's death. Under Option 2, the death benefit is the greater of the specified amount plus the account value on the date of death, or the Applicable Percentage of the account value on the date of the insured's death. Under Option 3, the death benefit is the greater of the stated death benefit plus the sum of all premiums paid minus partial withdrawals or the account value multiplied by the appropriate factor.

         The "Applicable Percentage" which is the AV on the date of death multiplied by the appropriate factor from the Definition of Life Insurance factors shown in the policy's appendix A or B. A table showing the Applicable Percentages for Attained Ages 0 to 95 is set forth in the policy.

         On or after one year from the policy date, the owner may change the death benefit option on the policy, by notice to Security Life, subject to the following rules. A change in the Death Benefit Option may be requested at least 30 days prior to a policy anniversary. After any changes, the specified amount must be at least $50,000. The effective date of the change will be the monthly date next following the day that Security life receives and accepts notice of the request for change. Security Life may require satisfactory evidence of insurability.

         When a change from Option 1 to Option 2 is made, the specified amount after the change is effected will be equal to the specified amount before the change less the account value on the effective date of the change. When a change from Option 2 to Option 1 is made, the specified amount after the change will be equal to the specified amount before the change is effected and the death benefit will be increased by the account value on the effective date of the change. When a change from Option 3 to Option 1 is made, the specified amount will be the stated death benefit plus the sum of the premiums paid minus partial withdrawals.

     C.  Policy Loan

         After the first policy year and while the insured is living, provided the policy is not in the grace period, the owner may borrow against the policy at any time by submitting notice to the home office. The minimum amount of any loan request is $100. The maximum loan amount is the net cash surrender value less monthly deductions to the next policy anniversary. Maximum loan amounts may be different if required by state law.

         Outstanding loans reduce the amount available for new loans. Loans will be processed as of the date the loan notice is received and approved. Loan proceeds generally will be sent to the owner within seven calendar days.


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         Loan interest charges on a Policy Loan accrue daily at a compound annual interest rate of 3.25%. Interest is due in arrears on each policy anniversary.

         Outstanding loan amounts (including unpaid interest added to the loan) plus accrued interest not yet due equals the total policy loan.

         When a policy loan is made, an amount sufficient to secure the loan is transferred out of the variable account and the guaranteed account and into the policy's loan account. Thus, a loan will have no immediate effect on the account value, but other policy values, such as the cash surrender value and the death benefit proceeds, will be reduced immediately by the amount transferred to the loan account. This transfer is made against the account value in each subdivision and the guaranteed account in proportion to the account value in each on the effective date of the loan, unless the owner specifies that transfers be made form specific subdivisions. an amount of account value equal to any due and unpaid loan interest which exceeds interest credited to the loan account will also be transferred to the loan account on each annual date. Such interest will be transferred from each investment option in the same proportion that account value in each bears to the total unloaned account value.

         The loan account will be credited with interest at an effective annual rate of not less than the annual loan interest rate of 3%.

     D.  Partial Withdrawals

         An owner may make partial cash surrenders under the policy at any time after the first policy anniversary subject to the conditions below. An owner must submit notice to the home office. Each partial cash surrender must be at least $100. The maximum partial withdrawal is the amount which will leave $500 as the net cash surrender value. When a partial withdrawal is taken, the amount of the withdrawal plus a service fee of $25 is deducted from the account value. As of the date Security Life receives notice of a partial cash surrender request, the cash value will be reduced by the partial cash surrender amount.

         Unless the owner requests that a partial cash surrender be deducted from specified investment options, the partial cash surrender amount will be deducted from account value on a pro-rata basis in proportion to the account value in each investment option.

         If death benefit Option 1 is in effect, Security life may reduce the specified amount. Security Life may reject a partial cash surrender request if the partial cash surrender would reduce the specified amount below $50,000, or if the partial cash surrender would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Security Life.

         Partial cash surrender requests will be processed as of the valuation date notice is received by Security Life, and generally will be paid within seven calendar days.

     E.  Monthly Charges


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         On each monthly date, Security Life will deduct from the account value the monthly deductions due, commencing as of the policy date. An owner's policy date is the date used to determine the applicable monthly date. The monthly deduction consists of (1) cost of insurance charges ("cost of insurance charge"), (2) the monthly administrative charge (the "administrative charge"), (3) mortality and expense charge, and (4) charges for any rider benefit. The monthly deduction is deducted on pro rata basis from the account value in each investment option.

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